Exhibit 99.1

Yandex N.V. announces successful initial closing of the divestment of its Russia-based businesses

Amsterdam, the Netherlands, May 17, 2024 — As previously announced, Yandex N.V., the Dutch parent company of the Yandex group (“YNV”), entered into a definitive agreement on February 4, 2024 with a purchaser consortium (the “Purchaser”) to sell all of the group's businesses in Russia and certain international markets (the “Target”) at a valuation of RUB 475 billion (approximately $5.2 billion), subject to adjustments, and payable in a combination of cash and Class A shares of YNV.

We are pleased to announce that the initial closing of the transaction has occurred in accordance with the terms described in YNV’s shareholder circular dated February 8, 2024. At this first closing, YNV has sold approximately 68% of the Target. Following such closing and the earlier cash sale of a 3.7% stake in the Target to a subsidiary of the Target for use under its equity incentive program, YNV now holds a remaining minority interest of approximately 28%. In the coming days we intend to publish pro forma financial information for YNV and the retained businesses, giving effect to the divestment.

We expect the second and final closing to occur within seven weeks after the first closing (in the first half of July), at which time YNV will sell its remaining interest in the Target. The consideration at the second closing will be paid in a combination of up to 108 million Class A shares of YNV, with the balance (if any) to be paid in Chinese Yuan outside Russia. Following the second closing, Yandex N.V. will have no interest in the Russian businesses.

In addition, an amendment of our articles of association that was approved by our shareholders in March became effective at the first closing. This amendment significantly simplifies our corporate governance and capital structure – in particular, by eliminating the “priority share” previously held by the Public Interest Foundation, as well as the related rights of that Foundation to appoint two members of our board. Further, four Russian members of our Board have resigned with effect from the first closing. The current members of our Board of Directors are John Boynton (Chairman), Rogier Rijnja and Charles Ryan. We anticipate that the remaining Board members will propose additional executive and non-executive directors with appropriate international business and technology experience for election to our Board in due course.

The number of Class A shares outstanding will be reduced by the number of shares that we receive as partial consideration in the Sale at each of the first and second closing. The Class A shares received as consideration will be held in treasury, pending use under our equity incentive plans and for further financing purposes. Following the first closing, the aggregate number of Class A and Class B ordinary shares outstanding is 293.9 million.

As we work towards the second closing of this transaction, we are continuing our preparations for the future of the retained group, which will include a portfolio of four international businesses (Nebius AI, Toloka AI, Avride and TripleTen; more information can be found at https://clck.ru/3Agaua) and other non-Russian assets (including a cutting-edge data center located in Finland and minority investments in other technology businesses). We expect to provide updates regarding the new senior management team and their strategy for the retained business in the coming months. We also expect to introduce a new brand for the retained group, and to ask our shareholders to approve a change in the legal name of our company, in due course. The Yandex brand will continue to be used by the Target group being sold.

Trading in our Class A shares currently remains halted on Nasdaq. Although we can provide no assurance, we are hopeful that trading may resume following the successful completion of the divestment. We have applied to terminate the listing of our Class A shares on the Moscow Exchange, which will become effective on July 10, 2024.

Following the sale, YNV intends to retain a portion of the net cash consideration (after adjustments, applicable taxes and other expenses) to finance the development of the retained international businesses.  YNV expects ultimately to return a significant proportion of the remaining net proceeds to our remaining shareholders, likely through a share repurchase offer. Any decision regarding the timing and amount of such a return of capital to shareholders will be made following the second closing and after the initial claims period under the purchase agreement, likely towards the end of the year.

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More information on Yandex can be found at https://ir.yandex/.

Contacts

YNV Investor Relations

askIR@y-nv.com

YNV Media

pr@y-nv.com

Disclaimer

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. All statements contained in this press release other than statements of historical facts, including, without limitation, statements regarding our proposed divestment of our businesses in Russia and certain international markets, are forward-looking statements. YNV can provide no assurance that it will be successful in completing the second closing of the transaction. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, our ability to satisfy certain conditions under the share purchase agreement, our dependence on third-parties to satisfy certain conditions under the share purchase agreement, changes in the political, legal and/or regulatory environment that may affect the proposed transaction, macroeconomic and geopolitical developments affecting the Russian economy or our business, and currency fluctuations, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2023 and “Risk Factors” in a shareholder circular filed as Exhibit 99.2 to a Report on Form 6-K filed with the U.S. Securities and Exchange Commission (SEC) on February 8, 2024, and are available on our investor relations website at https://ir.yandex/sec-filings and on the SEC website at https://www.sec.gov/. All information in this release is as of May 17, 2024, and Yandex undertakes no duty to update this information unless required by law.